UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 3, 2008

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Francisco Vila, Investor Relations

fvila@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville ldomville@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Third Quarter 2008

and Nine-Month Period ended September 30, 2008

FOR IMMEDIATE RELEASE: Monday, November 3, 2008

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) today reported a Ps. 37.0 million net income, or Ps. 0.047 per share (Ps. 0.233 per ADS), for the three-month period ended September 30, 2008, compared to the Ps. 3.0 million, or Ps. 0.004 per share (Ps. 0.019 per ADS), reported for the same 2007 period. The net income increase of Ps. 34.0 million was mainly influenced by a Ps. 43.9 million higher NGL operating income and a gain of Ps. 32.5 million generated by the partial prepayment of the Company’s debt for a nominal value of US$ 50 million. These effects were partially compensated by a higher exchange rate loss of Ps. 14.8 million and an increase in the income tax charge of Ps. 17.3 million, both in the third quarter of 2008.

Net income for the nine-month period ended September 30, 2008 was Ps. 173.1 million, or Ps. 0.218 per share (Ps. 1.089 per ADS), which compares to Ps. 122.8 million, or Ps. 0.155 per share (Ps. 0.773 per ADS) recorded during the same last-year period. The most important variation, which explains most of the net income growth, was the Ps. 46.8 million increase in operating income from the NGL business segment.

Third Quarter 2008 vs. Third Quarter 2007

In the three-month period ended September 30, 2008, TGS posted total net revenues of Ps. 374.7 million, up from Ps. 246.3 million earned in the third quarter of 2007.

Natural Gas Transportation revenues for the third quarter of 2008 amounted to Ps. 127.3 million, compared to the Ps. 135.0 million earned in the same 2007quarter. This revenue decline was mainly due to lower interruptible transportation service revenue, of Ps. 8.0 million, which was partially offset by higher firm transportation revenues associated with new contracts effective since March and May 2007.

The Natural Gas Transportation segment represented approximately 34% and 55% of the Company’s total revenue for the third quarter of 2008 and 2007, respectively. Natural Gas Transportation revenues are derived mainly from firm contracts, under which, pipeline capacity is reserved and paid for regardless of its actual usage by the shipper. TGS also provides interruptible transportation services subject to pipeline capacity availability. This segment is subject to Ente Nacional Regulador del Gas (“ENARGAS”) regulation.

The NGL Production and Commercialization segment revenue climbed to Ps. 216.5 million in the three-month period ended September 30, 2008 from Ps. 94.8 million in the same period of 2007, a 128% increase, which mainly reflects a 78% rise in volumes sold. This significant increase was the consequence of a very low production level during 2007’s third quarter following more frequent and longer natural gas supply interruptions as instructed by the Argentine government in said quarter. In the 2008 quarter, Cerri Complex processed a larger natural gas flows due to warmer weather conditions and additional natural gas imports by the Argentine government, which were injected in the pipeline system by a liquefied natural gas regasification ship. This ship operated from June to September and provided the local market with approximately 141 million cubic feet per day.

NGL Production and Commercialization revenues accounted for approximately 58% and 38% of the total revenues for the third quarter of 2008 and 2007, respectively. NGL Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex. This complex is located near the city of Bahía Blanca, and connects each of TGS’s main pipelines, through which ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL both for the Company’s own account and on behalf of its clients.

Other Services revenues during the quarter amounted to Ps. 30.9 million, a 87% increase from Ps. 16.5 million in the same period of 2007, and is mainly explained by higher revenues generated by construction services, and to a lesser extent, higher revenues from midstream services.

The Other Services business segment mainly includes midstream and telecommunication activities. As a percentage of the Company’s total revenues, said segment accounted in the third quarter of 2008 and 2007 for approximately 8% and 7%, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression at wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction, as well as operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides telecom services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in this service area.

Costs of sales and administrative and selling expenses for the third quarter of 2008 rose to Ps. 261.7 million from Ps. 165.4 million in 2007 third quarter. This variation  mainly stems from an increase of Ps. 48.3 million in export taxes, resulting from a combination of a rise in tons exported, and significant increases in the rates, which became variable in order to levy 100% of the price increases over established average prices. In addition, costs associated with the NGL business segment increased by Ps. 28.5 million in the 2008 quarter due to the higher production of NGL.

Net financial expenses decreased Ps. 20.5 million in the third quarter of 2008 from the same quarter of 2007. This variation is mostly explained by a Ps. 32.5 million gain obtained with the prepayment of notes with a nominal value of US$ 50 million in 2008 period. This effect was partially compensated by a higher exchange rate loss of Ps. 14.8 million, derived from higher local currency devaluation in the third quarter of 2008.

For the third quarter of 2008, the Company reported a Ps. 32.3 million income tax expense, compared to Ps. 15.0 million for the same quarter of 2007. This increase, of Ps. 17.3 million, is due to higher net income before income tax reported in the third quarter of 2008.

Nine-Month Period ended September 30, 2008 vs. Nine-Month Period ended September 30, 2007

For the nine-month period ended September 30, 2008, TGS achieved a total net revenue of Ps. 1,110.0 million, which compares favorably to Ps. 909.9 million earned in the same 2007 period.

Gas transportation revenues for the nine-month period of 2008 were Ps. 383.6 million, 1.3% below the Ps. 388.5 million earned in the same year-ago period.

The NGL production and commercialization segment increased 42% to Ps. 648.4 million in the nine-month period of 2008 from Ps. 456.8 million for the same year-ago period. This resulted mainly as a consequence of higher reference international prices, and to a lesser extent, higher volumes sold.

In the nine month period ended September 30, 2008, Other Services revenues amounted to Ps. 78.0 million, reflecting an increase of Ps. 13.4 million from the same period of 2007. This increase primarily stems from higher revenues generated by construction services, explained mostly by the management service rendered to the gas trust regarding the 7.0 MMm3/d pipeline expansion.

Costs of sales, administrative and selling expenses for the nine-month period ended September 30, 2008 rose by Ps. 177.3 million to Ps. 725.6 million in the 2008 period, from Ps. 548.3 million in the same period of 2007. This variation is mostly attributable to: (i) a Ps. 84.3 million increase in tax on exports, derived mainly from significant increases in the rates, which became variable in order to levy 100% of the price increases over established average prices; (ii) a Ps. 52.1 million rise in NGL costs; and, (iii) higher labor costs of Ps. 19.2 million.

Other (expense)/income, net reported in the nine month period ended September 30, 2008 was Ps. 16.2 million below that registered in the same period of 2007. This result is explained by the gain generated from the partial reversal of an allowance (of Ps. 15.5 million) during 2007’s and is related to the turnover tax claim made by the Province of Buenos Aires (which refers to NGL sales billed since 2002), as the province’s Tax Court ratified that ethane sales made in the period fell within the scope of the turnover tax exemption.

Net financial expense decreased by Ps. 58.9 million from Ps. 126.6 million reported in the 2007 period to Ps. 67.7 million at the close of 2008’s period. The positive variation mainly stems from the Ps. 32.5 million gain obtained with the prepayment of notes for a nominal value of US$ 50 million in 2008 period and, the Ps. 23.7 million exchange rate loss recorded in 2007’s period as the local currency depreciated against the US dollar. In addition, interest expense experienced a decline of Ps. 9.7 million, associated with the average indebtedness reduction of almost 20%.These effects were partially compensated by lower interest income generated by current investment.

For the nine-month period ended September 30, 2008, the income tax expense amounted to Ps. 129.8 million in comparison with Ps. 114.0 million in the same period of 2008. This increase is partially due to higher net income before income tax reported in the nine-month period ended September 30, 2008.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2008 amounted to Ps. 427.8 million, of which Ps. 152.5 million were used for capital investments, Ps. 105.6 million for financing activities and the additional Ps. 169.7 million went to increase the cash position. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.6 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, 40% by a trust, and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended September 30, 2008 and 2007

(in millions of Argentine pesos)

Nine-month period ended September 30, 2008	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	383.6	648.4	78.0	-	1,110.0
Operating income / (loss)	157.0	246.5	22.7	(41.8)	384.4
Depreciation of PP&E	113.1	27.4	10.7	1.2	152.4
Additions to PP&E	143.7	13.6	3.7	7.2	168.2
Identifiable assets	3,790.9	485.6	185.3	606.7	5,068.5
Identifiable liabilities	289.2	66.1	14.5	1,627.9	1,997.7

Nine-month period ended September 30, 2007
Net revenues	388.5	456.8	64.6	-	909.9
Operating income (loss)	175.1	199.7	24.3	(37.5)	361.6
Depreciation of PP&E	111.4	24.0	11.0	1.3	147.7
Additions to PP&E	78.1	37.8	4.0	6.1	126.0
Year ended December 31, 2007
Identifiable assets	3,737.5	474.6	174.2	615.3	5,001.6
Identifiable liabilities	249.5	59.5	9.3	1,753.8	2,072.1

Breakdown of Net Financial Expense for the nine-month periods ended September 30, 2008 and 2007

(in millions of Argentine pesos)

	2008	2007
Generated by Assets
Interest	12.5	22.8
Foreign exchange (loss) / gain	(7.8)	18.7
Subtotal	4.7	41.5
Generated by Liabilities
Interest expense	(103.4)	(113.1)
Foreign exchange gain / (loss )	12.5	(42.4)
Result of the debt prepayment	32.5	10.6
Others	(14.0)	(23.2)
Subtotal	(72.4)	(168.1)
Total	(67.7)	(126.6)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of September 30, 2008 and December 31, 3007
(in millions of Argentine pesos)

	09/30/2008	12/31/2007
Current assets		
Cash and deposits in banks	140.6	2.8
Investments, net	421.9	421.1
Trade receivables, net	261.4	165.1
Other receivables	41.2	77.6
Inventories	7.9	16.5
Total current assets	**873.0**	**683.1**
Non current assets		
Trade receivables	11.2	13.4
Other receivables	9.2	123.2
Investments, net	2.5	1.1
Property, plant and equipment, net	4,164.4	4,170.6
Intangible assets, net	8.2	10.2
Total non current assets	**4,195.5**	**4,318.5**
Total assets	**5,068.5**	**5,001.6**
Current liabilities		
Accounts payable	164.9	163.6
Loans	41.8	16.5
Payroll and social security taxes payable	26.1	22.8
Taxes payable	36.2	34.3
Advances from customers	32.4	15.4
Other liabilities	13.7	12.0
Provisions for contingencies	63.9	48.1
Total current liabilities	**379.0**	**312.7**
Non current liabilities		
Loans	1,410.8	1,574.5
Taxes payable	55.2	57.4
Advances from customers	152.7	127.5
Total non current liabilities	**1,618.7**	**1,759.4**
Total liabilities	**1,997.7**	**2,072.1**
Shareholders' equity	**3,070.8**	**2,929.5**
Total liabilities and shareholders' equity	**5,068.5**	**5,001.6**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2008 and 2007

(In millions of Argentine pesos)

	2008	2007
Cash flows provided by operating activities		
Net income for the period	173.1	122.8
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	152.4	147.7
Amortization of intangible assets	1.2	0.7
Consumption of materials	22.0	11.4
Write off of intangible assets retired	0.9	-
Increase / (reversal) in allowances and provisions	15.7	(4.5)
Gain on related companies	(1.4)	(0.8)
Interest expense accrual	103.4	113.1
Result of debt prepayment	(32.5)	(10.6)
Interest expense paid	(64.4)	(78.8)
Income tax accrued	129.8	114.0
Income tax and asset tax paid	(10.3)	(12.5)
Foreign exchange (gain) / loss	(12.3)	34.3
Changes in assets and liabilities:		
Investments other than cash and cash equivalents	2.7	-
Trade receivables	(94.0)	(15.5)
Other receivables	36.5	(17.3)
Inventories	8.6	1.9
Accounts payable	14.8	(37.7)
Payroll and social security taxes	3.3	5
Taxes payable	(8.1)	7.8
Advances from customers	(15.2)	(10.0)
Other liabilities	1.6	0.4
Cash flows provided by operating activities	**427.8**	**371.4**
Cash flows used in investing activities		
Investments other than cash and cash equivalents	28.4	-
Additions to property, plant and equipment	(180.9)	(154.5)
Cash flows used in investing activities	**(152.5)**	**(154.5)**
Cash flows used in financing activities		
Advances from customers	47.1	90.2
Dividends paid	(32.0)	-
Proceeds from loans	-	1,530.9
Payment of loans	(120.7)	(1,994.3)
Cash flows used in financing activities	**(105.6)**	**(373.2)**
Net increase / (decrease) in cash and cash equivalents	**169.7**	**(156.3)**
Cash and cash equivalents at the beginning of the year	**391.3**	**478.3**
Cash and cash equivalents at the end of the period	**561.0**	**322.0**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel